(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 000-31623

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SimpleTech, Inc.

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Full Name of Registrant

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Former Name if Applicable

3001 Daimler Street

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Address of Principal Executive Office (Street and Number)

Santa Ana, California 92705-5812

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SimpleTech, Inc.’s (the “Registrant”) Form 10-K for the year ended December 31, 2003 (the “Form 10-K”), could not be filed within the prescribed time period because certain information and data relating to and necessary for the accurate completion of the Registrant’s financial statements and management’s discussion and analysis of financial condition and results of operation could not be obtained by Registrant within such time period without unreasonable effort or expense.

In the quarter ended June 30, 2003, the Registrant determined that its January 2002 acquisition of Irvine Networks, LLC (now the Registrant’s Xiran Division) previously recorded as a business combination in the quarter ended March 31, 2002, should instead have been recorded as an acquisition of assets. The Registrant recorded the effect of correcting this accounting entirely in the quarter ended June 30, 2003. After further analysis, the Registrant has now determined that the appropriate accounting would have been to retroactively reflect the effect of the asset acquisition for all periods since the date of acquisition. In the quarter ended June 30, 2003, the Registrant had recognized as income a reserve in the net amount of $308,000 related to an incentive grant received from the Government of Scotland which was subject to repayment if certain obligations were not met by the Company. The Registrant has now determined that the recognition of the $308,000 of income should have been recorded in the quarter ended December 31, 2001 which is the period when the Company’s obligations relating to the grant were met.

The Registrant will reflect the following additional adjustments in its Form 10-K when filed with the Securities and Exchange Commission:

•	The Registrant previously disclosed in its earnings release, dated February 10, 2004, that its preliminary financial results for the fourth quarter of 2003 included a depreciation adjustment for prior periods which had the effect of increasing net income by $360,000, net of the related tax effect. The depreciation adjustment is the result of a non-cash clerical error in computing depreciation related to two fixed asset categories during the three-year period ended December 31, 2003. Upon subsequent review and in consultation with its independent accountants, the Registrant has determined to reflect the adjustment over the three year period ended December 31, 2003 instead of the fourth quarter of 2003.

•	The Registrant has determined that a $141,000 write-down of certain fixed assets that it recorded in the quarter ended March 31, 2003 should be reversed and instead recorded in the quarter ended December 31, 2001 when the assets were initially designated as held for sale.

Resolution of these matters will not result in a reduction of the Registrant’s earnings per share or a material change in the Registrant’s revenues for its fiscal 2003 as disclosed in the Registrant’s earnings release dated February 10, 2004.

As a result of the four revisions described above, the Registrant had been working with its independent auditors to determine how these matters may affect its financial statements for its 2002 and 2001 fiscal years, but was unable to complete this determination and file its Form 10-K by the prescribed filing date without unreasonable effort or expense. However, the Registrant will be able to resolve these matters and file its Form 10-K within 15 days after the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dan Moses	(949)	260-8284
____________________________________ (Name)	_____________________ (Area Code)	_________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SimpleTech, Inc.

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004	By:	/s/ Dan Moses
Dan Moses Chief Financial Officer